Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

Novus Capital Corp. II and Energy Vault Announce Effectiveness of Registration Statement and the February 10, 2022 Special Meeting of Stockholders to Approve Business Combination

Upon closing, Energy Vault’s stock is expected to be listed on NYSE under the new ticker symbol “NRGV”

January 24, 2022 8:00 AM Eastern Standard Time

INDIANAPOLIS & WESTLAKE VILLAGE, Calif. – (BUSINESS WIRE) –Novus Capital Corporation II (NYSE: NXU, NXU WS and NXU.U) (“Novus”), a publicly traded special purpose acquisition company, today announced that its Registration Statement on Form S-4 has been declared effective by the U.S. Securities and Exchange Commission (“SEC”) relating to the previously announced business combination (the “Business Combination”) with Energy Vault, Inc. ("Energy Vault"), the company developing sustainable, grid-scale energy storage solutions.

“We are pleased to have achieved this milestone in the transaction process and announce a date for the Special Meeting of Novus stockholders”

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Novus will mail the definitive proxy statement/prospectus (the “Proxy Statement”) to stockholders of record as of the close of business on January 4, 2022.

The Special Meeting to approve the pending Business Combination, among other items, is scheduled to be held on February 10, 2022 at 10:00 a.m. Eastern Time. (the “Special Meeting”). The Special Meeting will be conducted virtually, and can be accessed via live webcast at https://www.cstproxy.com/novuscapitalcorpii/2022. If the proposals at the Special Meeting are approved, the parties anticipate that the Business Combination will close and trading of the combined entity’s stock and warrants will continue to be listed on the NYSE under the new ticker symbols “NRGV” and “NRGV WS”, respectively, shortly thereafter, subject to the satisfaction or waiver, as applicable, of all other closing conditions.

Every stockholder’s vote is important, regardless of the number of shares held. Accordingly, Novus requests that each stockholder complete, sign, date and return a proxy card (online or by mail) as soon as possible and by no later than 11:59 p.m. Eastern Time on February 9, 2022, to ensure that the stockholder’s shares will be represented at the Special Meeting. Stockholders which hold shares in “street name” (i.e. those stockholders whose shares are held of record by a broker, bank or other nominee) should contact their broker, bank or nominee to ensure that their shares are voted.

If any individual Novus stockholder does not receive the Proxy Statement, such stockholder should (i) confirm his or her Proxy Statement’s status with his or her broker or (ii) contact Morrow Sodali LLC, Novus’s proxy solicitor, for assistance via e-mail at: NXU.info@investor.morrowsodali.com or toll-free call at (800) 662-5200. Banks and brokers can place a collect call to Morrow Sodali at (203) 658-9400.

“We are pleased to have achieved this milestone in the transaction process and announce a date for the Special Meeting of Novus stockholders,” said Robert Laikin, Chief Executive Officer of Novus. “Energy Vault is bringing a proprietary, new energy storage solution to the energy market that we believe will transform the energy storage space. Energy Vault’s energy storage solution is expected to lower costs for utility companies and power producers that are transitioning to renewables while achieving unmatched consistency in maintaining energy supply for delivering dispatchable power. At the same time, their unique approach to addressing the need for dispatchable power delivery reusing waste materials in their process, sets them apart from other market players.”

Following investment and energy storage collaboration announcements earlier in the year from industry leaders Saudi Aramco Energy Ventures and Enel Green Power, including joint development for the remediation and beneficial reuse of waste wind blade fiberglass with Enel, Energy Vault continued its global commercial progress and market strategy with:

•	Energy storage system agreement with DG Fuels LLC, an emerging leader in renewable hydrogen and biogenic based, synthetic sustainable aviation fuel and diesel fuel. Under the terms of the agreement, Energy Vault agreed to provide 1.6 gigawatt hours (GWh) of energy storage to support DG Fuels across multiple projects, with the first project slated for 500 megawatt hours (MWh) in Louisiana. Energy Vault expects this agreement to provide the opportunity for up to $520 million in revenue across the three projects, the first of which is expected to commence in mid-2022.

•	Joint collaboration with BHP, a leading natural resources company, that will focus on the deployment and implementation of Energy Vault’s energy storage solutions in BHP’s key operations and other potential applications for the technology. The parties have signed a Memorandum of Understanding focused on studying the application of Energy Vault’s technology to support power supply and energy storage at certain BHP operations while exploring opportunities for new applications relevant to BHP’s business.

•	Strategic partnership for renewable energy storage with Korea Zinc Co., Ltd., a global leader in non-ferrous metal smelting production including leading positions in Zinc, Lead, Silver and rare metal Indium. The partnership supports Korea Zinc’s strategy to decarbonize their refining and smelting operations focused initially under wholly owned subsidiary Sun Metals Corporation Pty. Ltd. The companies expect to begin project deployment in mid-2022. In addition to the strategic partnership, Korea Zinc has executed a subscription agreement committing an additional $50 million investment to the $100 million private placement investment in Novus that was announced in connection with the signing of the business combination agreement.

About Novus Capital Corporation II

Novus raised approximately $287.5 million in its February 2021 IPO and its securities are listed on the NYSE under the ticker symbols “NYSE: NXU, NXU.U, NXU WS.” Novus is a special purpose acquisition company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. Novus Capital is led by Robert J. Laikin, Jeff Foster, Hersch Klaff, Larry Paulson, Heather Goodman, Ron Sznaider and Vince Donargo, who have significant hands-on experience helping high-tech companies optimize their existing and new growth initiatives by exploiting insights from rich data assets and intellectual property that already exist within most high-tech companies.

About Energy Vault

Energy Vault develops sustainable energy storage solutions designed to transform the world’s approach to utility-scale energy storage for grid resiliency. Its proprietary gravity-based Energy Storage Technology and the Energy Storage Management and Integration Platform are intended to help utilities, independent power producers and large industrial energy users significantly reduce their levelized cost of energy while maintaining power reliability. Utilizing eco-friendly materials with the ability to integrate waste materials for beneficial re-use, Energy Vault is facilitating the shift to a circular economy while accelerating the clean energy transition.

Forward-Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “designed,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, expectations and timing related to the rollout of Energy Vault’s business and timing of deployments, including with respect to the agreement with DG Fuels and the associated projects and the collaborations with BHP and Korea Zinc, expectations with respect to revenue generated under the agreement with DG Fuels, anticipated benefits and capacities, and other business milestones, potential benefits of the proposed business combination and PIPE investment (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Energy Vault’s and Novus’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Novus or Energy Vault is not obtained; redemption rates; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Energy Vault; risks related to the rollout of Energy Vault’s business and the timing of expected business milestones; risks related to the inability or unwillingness of Energy Vault’s customers to perform under sales agreements; risks related to Energy Vault’s ability to obtain and maintain a performance bond; risks related to Energy Vault’s receiving partial payment in the form of subordinated debt; risks related to timing delays that impact the sales price due to Energy Vault under its announced agreement with DG Fuels; risks related to Energy Vault’s the performance and availability of EVS; demand for renewable energy; ability to commercialize and sell its solution; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive technologies; ability to obtain sufficient supply of materials; the impact of Covid-19; global economic conditions; ability to meet installation schedules; construction and permitting delays and related increases in costs; the effects of competition on Energy Vault’s future business; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in the Registration Statement under the caption “Risk Factors”, Novus’s most recent Quarterly Report on Form 10-Q under the heading “Risk Factors”, and Novus’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the heading “Risk Factors,” and other documents of Novus filed, or to be filed, with the SEC.

Important Information About the Proposed Business Combination and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. The Registration Statement has been declared effective by the SEC and the definitive proxy statement/prospectus has been mailed out to Novus’s stockholders. Investors and security holders of Novus are urged to read the definitive proxy statement/prospectus, as well as any amendments and supplements thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety because they contain important information about Energy Vault, Novus and the business combination. Investors and security holders will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Novus and its directors and executive officers may be deemed participants in the solicitation of proxies of Novus’ shareholders in connection with the proposed business combination. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Novus’ executive officers and directors in the solicitation by reading Novus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, Quarterly Report on Form 10-Q for the nine months ended September 30, 2021 and the definitive proxy statement/prospectus and other relevant documents and other materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Novus’ participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, are set forth in the definitive proxy statement/prospectus.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Contacts

Investors
energyvaultIR@icrinc.com

Media
media@energyvault.com